Exhibit 99.162

NexTech Reports Record Monthly Revenue and Gross Profit

Accelerating Revenues in AR, Virtual Events & Ecomm

New York, NY - Toronto, ON –June 3rd, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, and virtual events is pleased to announce that it has achieved record revenue and gross profit for the month of May 2020. Both revenue and gross profit showed dramatic increases in May. Notably, compared to May 2019, the company’s revenue increased 169% to $1,300,000 while gross profit grew 290% to $800,000 representing the highest revenue and gross profit ever achieved in a single month.

Kashif Malik, CFO of NexTech AR Solutions commented “We are firing on all cylinders and having our best month of revenue ever speaks to our sound business strategy and model. I am extremely proud of the team and we are just getting started.”

Evan Gappelberg, CEO of NexTech AR Solutions comments “I’m excited to report record numbers for the month of May and I am particularly excited that we were able to achieve $1,300,000 in sales in just one month, hitting a new company high. During the month of May, we saw an acceleration in sales growth across all our offerings. The demand and need for our virtual events platform, our augmented reality solutions and e-commerce has never been stronger and we see that trend continuing. He continues, “With 100% of live events cancelled our newly acquired virtual events platform InfernoAR has really taken off in a big way and looks to grow dramatically in Q2, 2020 and beyond. In order to meet the demand we are working overtime, have hired two new sales reps and are planning to hire more. Demand is coming from across a wide spectrum including; Universities, Sports teams, Religious institutions and multinational companies”.

Unlike video conference platforms like Zoom, WebEX, Teams and others, InfernoAR can host large scale events from 1,000-1,000,000 or more with virtual lobbies, exhibitor halls, live keynotes, awards ceremonies, science labs, even custom holographic product displays. The benefits and ROI are clear with reduced costs for travel, food and lodging plus the immersive nature of the company’s augmented reality solutions including; 3D booths, AR product demos, 360 degree video portals, a companion full featured white label AR app for iOS/Android creating a one of a kind virtual experience like no other.

NexTech strongly believes that virtual events will continue to see a surge in growth beyond the pandemic driven time we are currently experiencing. “We may have accelerated five to seven years worth of adoption behavior,” said Wayne Kurtzman, research director at IDC. “Everyone was forced to do a seven year plan in a few weeks”. According to Global Market Insights the video conference market will hit $50 billion by 2026 up from $14 billion in 2019. Future growth will come from organizations that had never experienced virtual events before, but have now had the experience and will continue to use virtual events for its cost savings, immersive nature and convenience in marketing and communications.

The company will report its Q2 financial results for the period April-June in August of 2020.

Recent Company Highlights in 2020:

●	June 1, 2020 : CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, this is his fourth buy for the year 2020.

●	May 25, 2020: signed a contract to supply its Augmented Reality Solutions to a $30 billion market capital, publicly-traded global technology company.

●	May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

●	May 21, 2020: InfernoAR Virtual Events platform chosen to supply a $13 billion capital, publicly-traded global insurance company, for their global leadership two day summit starting June 6th.

●	May 19, 2020: Inferno AR integration with Cvent Solutions optimizing the entire InfernoAR event management value chain. Integration with CVENT will broaden the utility and increase the appeal of the platform by helping end-users seamlessly register and become more productive while using the platform.

●	May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

●	May 14, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

As part of the company’s stock option plan the company issued 200,000 3 year options exercisable at $2.28/share.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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